SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                  Information furnished as at January 31, 2000

                        Intertek Testing Services Limited

                                  (Registrant)

                                  25 Savile Row

                                 London, W1X 1AA

                                     England

                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                                 Form 20-F|X|                 Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                                      Yes                     No |X|

                Schedule of Information contained in this report
                ------------------------------------------------
                      Press Release dated January 31, 2000
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                                  PRESS RELEASE

                             CLOSURE OF BONDAR CLEGG

Intertek Testing Services (ITS) has decided to close its Bondar Clegg division. Bondar Clegg's annual revenues are estimated to be (pound)11 million for 1999, representing approximately 3% of ITS' total sales revenue (5% in 1998).

Despite extensive cost reductions during 1999, the Bondar Clegg division is not generating the financial returns that ITS is achieving in its other, significantly larger divisions. The ITS board has decided therefore, that capital investment will be more effectively employed in its core operating divisions.

A closure programme has already begun and most of the Bondar Clegg operations are expected to wind down over the next two months. Bondar Clegg will be working closely with its clients to assist in finding them suitable alternative suppliers. During the closure programme, ITS will be prepared to sell parts of the Bondar Clegg business, providing that buyers are able to conclude a rapid sale.

Bondar Clegg has long term commitments with certain mining operations in SE Asia and West Africa. These mine site operations have performed well and ITS will continue to service these obligations by absorbing the required expertise into its Caleb Brett Division.

Bill Spencer                                                      Richard Nelson
Finance Director                                                 Chairman & CEO
Tel No:  +44 171 396 3400                             Tel No:  +44 171 396 3400

31 January 2000
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

INTERTEK TESTING SERVICES LIMITED

(Registrant)

By:    /s/ WILLIAM SPENCER
       -------------------
       Name:      William Spencer
       Title:     Director
       Date:      January 31, 2000